UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___November 2006___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 30th, 2006	By:	/s/ Rick Webber

(Signature)

Richard Ernest Webber
	Title:	CEO and President

Cheal Oil Field Development – PMP 38156, New Zealand

Wellington, New Zealand – 30th November 2006 Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Press Release

Austral Pacific Energy Ltd. announced today that the Cheal B3 well reached a total depth of 1927 metres (6322 feet) on 27 November.

The target Mt Messenger sands were intersected over a gross interval from 1726 metres (5663 feet) to 1772 metres (5814 feet). Wireline logs indicate a net pay of 10 metres (33 feet) and that these sands are oil bearing.

Sands from the secondary target Urenui Formation were intersected over a gross interval from 1365 metres (4478 feet) to 1396 metres (4580 feet). Wireline logs indicate a net pay of 8 metres (26 feet) and that these sands are also oil bearing.

The Cheal B3 well is the third of four wells to be drilled back to back from the Cheal B site as part of the Cheal Oil Field development. Austral Pacific Energy Ltd. holds a 36.5 percent interest in the field (rising to 69.5 percent following the completion of the acquisition of Arrowhead Energy Limited) and is the operator. TAG Oil holds the remaining 30.5% interest in the permit.

Commenting on the announcement Chief Executive Officer Rick Webber said, “This is another very encouraging result for the Cheal Joint Venture. Continued success with drilling from the Cheal B site increases our confidence in the resource potential of the northern extension of the Cheal Oil Field.”

Following the running of production casing in the Cheal B3 well, Ensign Energy Services’ Rig 19 will be skidded to an adjacent, pre-installed conductor for the immediate drilling of the Cheal B4 well.

In other news Mr Webber reported that construction of the processing facilities at the Cheal A site is making good progress. “The site foundations are now largely complete and installation of the oil storage tanks is underway,” said Mr Webber. “Fabrication of the separator vessels is well advanced at a Lower Hutt engineering firm.”

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Contact: Rick Webber, CEO, +64 (4) 495-0888

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.